United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2012

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Fourth Quarter 2011 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: February 22, 2012

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, February 22, 2012	www.gruma.com

FOURTH-QUARTER 2011 RESULTS

HIGHLIGHTS

4Q11 vs. 4Q10

  Sales volume grew 11% driven mainly by Gruma Corporation and GIMSA.

  Net sales rose 40% due to the effect of the Mexican peso depreciation on foreign subsidiaries, price increases across most subsidiaries, and the aforementioned volume growth.

  EBITDA grew 134% as a result of improvements mainly in Gruma Venezuela, GIMSA, and Gruma Corporation, and the effect of the Mexican peso depreciation on foreign subsidiaries. EBITDA margin improved to 10.6% from 6.3%.

  Majority net income increased to Ps.918 million from Ps.112 million, resulting from higher operating income and lower comprehensive financing cost.

  Debt increased by US$143 million to US$958 million versus September 2011 in connection with raw-material procurement in GIMSA and Venezuela.

Consolidated Financial Highlights
 (Ps millions)

	4Q11	4Q10	VAR (%)
Sales Volume (thousand metric tons)	1,265	1,144	11
Net sales	16,590	11,830	40
Operating income	1,147	391	194
Operating margin	6.9%	3.3%	360 bp
EBITDA	1,756	749	134
EBITDA margin	10.6%	6.3%	430 bp
Majority net income	918	112	719

Debt
 (US$ millions)

Dec'11	Dec'10	Var	Sep'11	Var
958	1,491	(36)%	815	18%

CONSOLIDATED RESULTS OF OPERATIONS
4Q11 vs. 4Q10

Sales volume grew 11% to 1,265 thousand metric tons due to increases in all subsidiaries, in particular Gruma Corporation and GIMSA. Gruma Corporation had an extraordinary effect of one more week of operations during 4Q11, which occurs every five-to-six years according to its fiscal year-end accounting closings. GIMSA saw its sales volume increasing due mainly to customers' advanced buildup of corn flour inventories.

Net sales rose 40% to Ps.16,590 million, driven primarily by (1) the effect of the Mexican peso depreciation on foreign subsidiaries; (2) price increases across most subsidiaries in connection with higher raw-material prices; and (3) the aforementioned sales volume growth. Sales from non-Mexican operations constituted 69% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 68.9% from 68.6%, caused principally by higher raw-material costs in GIMSA and Gruma Corporation. In absolute terms, cost of sales rose 41% to Ps.11,427 million, as a result of (1) higher raw-material costs; (2) the effect of the Mexican peso depreciation on foreign subsidiaries; and, to a lesser extent, (3) sales volume growth.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 23.2% from 25.5%, resulting from better absorption especially in Gruma Venezuela, Gruma Corporation, and GIMSA. In absolute terms, SG&A increased 28%, to Ps.3,850 million, due primarily to Gruma Corporation and Other and Eliminations. Partially responsible for the increase was the effect of the Mexican peso depreciation on foreign subsidiaries and the impact of inflation on Gruma Venezuela.
Other expense, net, was Ps.165 million, Ps.137 million less because in 4Q10 the company had extraordinary expenses related to the expropriation procedure of its operations in Venezuela.

Operating income increased 194%, to Ps.1,147 million due principally to Gruma Venezuela, and, to a lesser extent, GIMSA. Also, part of the improvement was reflected in Other and Eliminations due to the favorable comparison because during 4Q10 the company made donations in connection with natural disasters in Mexico, and incurred extraordinary expenses related to the expropriation procedure of its operations in Venezuela. Operating margin improved to 6.9% from 3.3%, reflecting mostly improvements in Gruma Venezuela and GIMSA.
Comprehensive financing cost, net, was Ps.99 million versus a Ps.238 million cost, an improvement of Ps.337 million because of (1) lower financial expenses in connection with GRUMA's debt reduction and better interest rates achieved during 2011; and (2) gains on foreign-exchange-rate hedging related to corn procurement.

GRUMA's share of net income in unconsolidated associated companies was Ps.33 million, Ps.118 million less, as GFNorte's results are no longer accounted for in GRUMA's financial statements due to the sale of the company's stake in GFNorte in February 2011.

Income Taxes  were Ps.120 million. The effective tax rate of 9.4%, significantly lower than the 59.2% reported in 4Q10 and the 64% in 3Q11, decreased in connection with extraordinary favorable accounting adjustments on tax provisions.

GRUMA's total net income was Ps.1,159 million, Ps.1,035 million higher. Majority net income improved Ps.806 million to Ps.918 million from Ps.112 million in 4Q10 because of the aforementioned improvements in operating income and comprehensive financial income, as well as lower taxes.

FINANCIAL POSITION
December 2011 vs. September 2011

Balance-Sheet Highlights	Total assets were Ps.45,171 million, an increase of 9%. The increase was driven mainly by higher raw-material inventories as a result of (1) seasonal corn crop build-up in Mexico and Venezuela; and (2) higher priced raw-materials resulting from rising international commodity prices and the depreciation of the Mexican peso during 4Q11. Additionally, total assets increased due to higher property, plant, and equipment in Gruma Corporation, mostly derived from the depreciation of the Mexican peso during 4Q11 and the acquisition of Semolina, the leading corn milling company in Turkey.

Total liabilities were Ps.27,458 million, 10% more, derived principally from (1) higher debt measured in peso terms resulting from the Mexican peso depreciation; and (2) higher trade accounts payable in Venezuela and GIMSA in connection with the aforementioned seasonal raw-material procurement during the quarter as well as the higher prices for these.

Stockholders' equity totaled Ps.17,713 million, an 8% increase versus September.

Debt Profile	GRUMA's debt amounted to US$958 million, of which approximately 83% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond									300	300
BBVA Syndicated Facility			25	25	175					225
BBVA Syndicated Facility MXP				4.3	8.6	38.7	34.4			86
Gruma Corp Facility BofA		0.5			133.2					133.7
Bancomext Facility MXP				2.2	4.3	19.4	17.2			43.1
Rabobank Facility					50					50
Other	117.1	2.7	0.5	0.2						120.5
TOTAL	117.1	3.2	25.5	31.7	371.1	58.1	51.6		300	958.3

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$57 million during 4Q11, out of which US$18 million were applied to the acquisition of Semolina, the leading corn milling company in Turkey. To a lesser extent, capacity expansions mainly in the United States and technology upgrades across our operations, especially in the United States, Australia, and Mexico, contributed to capital expenditures during the quarter.

RECENT EVENTS

Appointment of GRUMA's new Chief Executive Officer

The Board of Directors unanimously agreed to appoint Mr. Joel Suarez Aldana as GRUMA's Chief Executive Officer. Such appointment was proposed by Mr. Roberto Gonzalez Barrera, acting Chairman of GRUMA's Board of Directors, and had the favorable opinion of GRUMA's Corporate Governance Committee. This appointment is effective as of the date hereof.

Mr. Suarez joined GRUMA in 1987 and has served in several positions including Chief Financial Officer of Mission Foods from 1994 to 1996, Chief Financial Officer of Gruma Corporation from 1996 to 2010 and Chief Executive Officer of Gruma Corporation since November 2010. During his career in GRUMA, Mr. Suarez has made important contributions to the development of the company's operations in the United States and Europe.

Mr. Suarez' successful career prior to GRUMA includes several senior management positions in the banking sector. Mr. Suarez holds a degree in economics and an MBA from The University of Texas.

The appointment of Mr. Suarez confirms the company's institutional strengthening and allows it to consolidate its corporate governance, pursuant to international best corporate practices.

SUBSIDIARY RESULTS OF OPERATIONS
4Q11 vs. 4Q10

Gruma Corporation

Sales volume increased 16% to 400 thousand metric tons. Gruma Corporation had an extraordinary effect of one more week of operations during 4Q11, which occurs every five-to-six years according to its fiscal year-end accounting closings. Additionally, several acquisitions made throughout the year contributed to the increase.

Net sales grew 25% to Ps.7,294 million, driven mostly by the aforementioned sales volume growth coupled with price increases implemented during 1Q11 and 4Q11 in connection with higher raw-material costs.

Cost of sales as a percentage of net sales rose to 64.4% from 62.2%, driven largely by higher raw-material costs (corn, wheat flour, and oils), which were not fully reflected in product prices during the quarter as price increases were implemented towards the end of November. In absolute terms, cost of sales increased 29% to Ps.4,695 million due to the aforementioned sales volume growth and higher raw-material costs.

SG&A as a percentage of net sales improved to 29.2% from 31.1%, as a result of a better expense absorption. In absolute terms, SG&A increased 17% to Ps.2,131 million due to the aforementioned sales volume growth, higher sales commissions related to price increases, and higher promotion and advertising expenses.

Operating income increased 2% to Ps.385 million, and as a percentage of net sales, declined to 5.3% from 6.5% due mainly to asset disposals.

GIMSA

Sales volume increased 8% to 528 thousand metric tons, due mainly to customers' build-up of corn flour inventories in anticipation of price increases implemented towards the end of the quarter and the expectation of scarce corn supply due to drought in Northern Mexico. Additionally, sales volume grew because of market-share gains in the snack producers segment, given our superior product quality and service, and the continuous growth in the supermarket segment. Supermarkets continue to offer warm tortillas at significantly lower prices than in traditional tortilla shops as a way to attract consumers.

Net sales rose 32% to Ps.4,053 million, resulting mainly from (1) price increases related to higher corn prices, which were effective at the end of March and November 2011; and, to a lesser extent, (2) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 73.2% from 71.0%, in connection with higher corn costs. In absolute terms, cost of sales rose 36% to Ps.2,967 million due to higher corn costs, and, to a lesser extent, sales volume growth.

SG&A as a percentage of net sales improved to 13.7% from 16.3%, due to better absorption in connection with the increase in net sales. In absolute terms, SG&A grew 11% to Ps.555 million, resulting mainly from (1) higher promotion and advertising expenses; (2) the continued strengthening of several programs oriented to attract traditional tortilla makers; and (3) higher freight expenses coming from increased sales to supermarkets and snack producers.

Operating income rose 52% to Ps.516 million, in connection with higher sales volume, better expense absorption, and reduction in other expenses: in 4Q10 GIMSA incurred expenses from insurance deductibles related to damages caused by natural disasters to three of our plants. As a percentage of net sales, operating income improved to 12.7% from 11%.

For additional information, please see GIMSA ''Fourth-Quarter 2011 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 9% to 131 thousand metric tons, mainly as a result of (1) production efficiencies at some plants once labor conflicts were solved; and, to a lesser extent, (2) higher sales to the government retail channel.

Net sales rose 100% to Ps.2,847 million, due to (1) price increases implemented throughout 2011; (2) the restatement effect; (3) the depreciation of the Mexican peso; and (4) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 70.5% from 80.2%, as a result of the aforementioned price increases. In absolute terms, cost of sales increased 76% primarily due to higher raw-material costs, the abovementioned restatement effect, the Mexican peso depreciation, and sales volume growth.

SG&A as a percentage of net sales improved to 17.2% from 29.6%, in connection with better expense absorption. In absolute terms, SG&A grew 16% primarily due to the restatement and Mexican peso depreciation effect.

Operating income as a percentage of net sales improved to 12.3% from an operating loss of 10.8% and, in absolute terms, was Ps.350 million versus a loss of Ps.153 million.

Molinera de Mexico

Sales volume grew 10% to 156 thousand metric tons, due especially to (1) regional pricing strategies; (2) increased coverage within the retail segment; (3) increased preference by supermarket in-store bakeries towards pre-mixed flours; and (4) introduction of pre-mixed flours to the foodservice segment.

Net sales rose 13%, to Ps.1,327 million, as a result of the aforementioned sales volume growth, and, to a lesser extent, price increases, which were announced during December 2010 to reflect higher wheat costs.

Cost of sales as a percentage of net sales increased to 87.5% from 82.4%, due mainly to higher wheat costs, which, in order to maintain its market share, the company did not fully pass on through higher prices. In absolute terms, cost of sales increased 20% in connection with the aforementioned volume growth and higher wheat costs.

SG&A as a percentage of net sales improved to 11.9% from 12.8%, due to better expense absorption. In absolute terms, SG&A rose 5% due especially to (1) increased freight expense in connection with higher sales volume to supermarkets; and (2) an increase in the number of intercompany shipments in connection with capacity constraints at some plants.

Operating income decreased by 82%, to Ps.8 million, and operating margin fell to 0.6% from 3.6%.

Gruma Centroamerica

Sales volume grew 5% to 55 thousand metric tons, driven by (1) shortage of corn within the region due to bad weather conditions, which affected corn crops; and (2) the elimination of the subsidy for natural gas in El Salvador by mid-2011, which has encouraged the conversion from the traditional method of making tortillas to the corn flour method.

Net sales rose 21% to Ps.892 million, resulting from price increases in connection with higher corn cost and the aforementioned sales volume growth. More importantly, net sales rose in connection with the Mexican peso depreciation.

Cost of sales as a percentage of net sales increased to 72.6% from 72.1%, due to higher cost of corn, which, in order to maintain its market share, the company did not fully pass on through higher prices. In absolute terms, cost of sales increased 22% due to higher cost of corn and natural gas, and, to a lesser extent, the sales volume growth. More importantly, cost of sales rose in connection with the Mexican peso depreciation.

SG&A as a percentage of net sales increased to 27.1% from 26.5%, and in absolute terms, SG&A increased 23% due to (1) higher promotion and advertising expenses during the holidays; (2) salary increases; and (3) the aforementioned sales volume growth. SG&A also rose in connection with the Mexican peso depreciation.

Operating income was Ps.2 million, versus Ps.10 million reported last year.

Other Subsidiaries and Eliminations

Operating loss was Ps.114 million, an improvement of 50%, or Ps.112 million, since the company did not have the donations related to natural disasters in Mexico, and expenses related to the expropriation procedure of its operations in Venezuela recorded during 4Q10.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages and prices are linked to a price index; and

  the the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment, therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela, which correspond to a hyperinflationary economy, are restated at constant local currencies of reporting date of each year following the provisions of IAS 29 and IAS 21, using the consumer price index of Venezuela, before applying the conversion to reporting currency (Mexican pesos). Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year, and the figures for the current reporting period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reporting period.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.95/dollar as of December 30, 2011.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.2 billion, of which 66% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Millions of pesos)

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q11**	4Q10	VAR (%)	3Q11	VAR (%)	**2011**	2010	VAR (%)
NET SALES	**16,590**	11,830	40	15,222	9	**57,468**	46,232	24
GROSS PROFIT	**5,162**	3,711	39	4,443	16	**17,527**	14,669	19
GROSS MARGIN (%)	**31.1%**	31.4%		29.2%		**30.5%**	31.7%	
OPERATING EXPENSES	**3,850**	3,018		3,717		**13,984**	12,100	
OTHER (INCOME) EXPENSE, NET	**165**	302		18		**204**	519	
OPERATING INCOME	**1,147**	391	194	708	62	**3,338**	2,050	63
OPERATING MARGIN (%)	**6.9%**	3.3%		4.6%		**5.8%**	4.4%	
COMPREHENSIVE FINANCING COST (INCOME), NET	**(99)**	238		199		**427**	1,163	
INTEREST EXPENSE	**234**	347		157		**1,017**	1,424	
INTEREST INCOME	**(222)**	37		39		**(334)**	49	
FOREIGN EXCHANGE LOSS (GAIN)	**(47)**	(99)		44		**(41)**	(144)	
MONETARY POSITION (GAIN) LOSS	**(64)**	(46)		(41)		**(215)**	(166)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(33)**	(152)		31		**(4,711)**	(592)	
INCOME TAXES	**120**	180		305		**1,807**	840	
NET INCOME	**1,159**	124	836	172	574	**5,816**	639	809
MAJORITY NET INCOME	**918**	112	719	154	496	**5,271**	432	1,121
EARNINGS PER SHARE[1]	**1.63**	0.20	719	0.27	496	**9.35**	0.77	1,121
DEPRECIATION AND AMORTIZATION	**463**	358		403		**1,597**	1,503	
IMPAIRMENT OF LONG-LIVED ASSETS	**145**	0		0		**146**	0	
EBITDA[2]	**1,756**	749	134	1,111	58	**5,081**	3,553	43
CAPITAL EXPENDITURES (MILLION US$)	**57**	38		80		**186**	89	

BALANCE SHEET SUMMARY	**Dec-11**	Dec-10	VAR (%)	Sep-11	VAR (%)
CASH AND CASH EQUIVALENTS	**1,180**	21	5,434	1,540	(23)
TRADE ACCOUNTS RECEIVABLE	**6,118**	4,060	51	5,757	6
OTHER ACCOUNTS RECEIVABLE	**2,083**	1,507	38	3,001	(31)
INVENTORIES	**10,772**	7,288	48	6,761	59
CURRENT ASSETS	**20,628**	13,270	55	17,571	17
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,516**	17,930	14	20,014	3
TOTAL ASSETS	**45,171**	38,853	16	41,295	9
SHORT-TERM DEBT	**1,633**	2,193	(26)	637	156
CURRENT LIABILITIES	**11,331**	9,081	25	9,736	16
LONG-TERM DEBT	**11,472**	15,853	(28)	10,342	11
TOTAL LIABILITIES	**27,458**	28,130	(2)	24,932	10
MAJORITY STOCKHOLDERS' EQUITY	**13,431**	6,945	93	12,440	8
STOCKHOLDERS' EQUITY	**17,713**	10,722	65	16,362	8
CURRENT ASSETS/CURRENT LIABILITIES	**1.82**	1.46		1.80	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**1.55**	2.62		1.52	
DEBT/EBITDA[3]	**2.58**	5.08		2.69	
EBITDA/INTERES EXPENSE[3]	**5.00**	2.49		3.61	
BOOK VALUE PER SHARE[1]	**23.83**	12.32		22.07	

[1] On the basis of 563,650,709 shares as of December 31, 2011 and 2010, and as of September 30, 2011.
[2] EBITDA = operating income + depreciation and amortization + impairment of long-lived assets.
[3] Last twelve months.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.
Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair market value and the credit line established with the respective financial institutions, consequently the timely and full compliance of those obligations are completely assured. Additionally, it is made clear that, upon failure to fulfill said obligations, the counterparty will have the right, but not the obligation, to terminate them in advance, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and quarterly manner, the information about the Derivative Financial Instruments to such organs, respectively.

As of this date, Gruma does not have any margin calls of any counterparty whatsoever.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the ''TOP MANAGEMENT'' and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at its estimated fair market value (mark- to- market). The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are included within the comprehensive income in the net equity, based on an evaluation of the effectiveness of such hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at their estimated fair market value (mark- to- market) and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to its estimated fair market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair market value are recognized in the operations results, within net comprehensive financing costs.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Derivative Financial Instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

 There are potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Major Identified Risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma entered into certain foreign exchange derivative transactions, which as of the end of December 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma entered into certain foreign exchange derivative transactions, which as of the conclusion of December 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of December 31th, 2011, the open positions of the grains and fuels financial instruments were valued at their fair market value. The financial instruments that qualified as hedges for accounting purposes represented a profit of $14,886 thousand pesos which was applied to the comprehensive income in the net equity.

The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $98,548 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated to its estimated fair market value (mark-to-market). As of December 31th, 2011 the open positions of these instruments represented a profit of approximately $88,537 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the fourth quarter of 2011 regarding the financial instruments of grains and fuels represented a loss of $34,634 thousand pesos. As of December 31st, 2011, the adverse effect in the results of the concluded transactions of these instruments is of $52,626 thousand pesos.

The transactions concluded during the fourth quarter of 2011 regarding the foreign exchange financial instruments represented a profit of $125,136 thousand pesos. As of December 31st, 2011, the favorable effect in the results of the concluded transactions of these instruments is of $207,252 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of December 31st, 2011, the company does not have any revolving funds denominated ''margin calls''. The margin calls are required upon the variations in the prices of the underlying asset to be applied against the payments.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments As of December 31th, 2011
Amounts in Thousands of Pesos

Corn and Wheat Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments

23. As of December 31st, 2011, the financial instruments transactions of raw materials in long positions represented a profit of $14,886 thousand pesos and there are no short positions. Regarding foreign exchange financial instruments there is a favorable effect in dollar long positions of $88,537 thousand pesos.

25. As of December 31st, 2011 the Company does not have revolving funds denominated ''margin calls'' required upon variations in prices of the underlying asset to be applied against payments.

The transactions concluded during the fourth quarter of 2011 regarding the grain derivative financial instruments represented a loss of $30,366 thousand pesos. As of December 31th, 2011 the adverse effect in the results of the concluded transactions of these instruments is of $40,637 thousand pesos.

The transactions ended during the fourth quarter of 2011 on the foreign exchange financial instruments represented a favorable effect of $125,136 thousand pesos. As of December 31st 2011 the favorable effect in the results of the terminated transactions regarding these instruments is of $207,252 thousand pesos.

B. Sensibility Analysis

Corn and Wheat Derivative Financial Instruments

According to the position as of December 31st, 2011, a hypothetical 10 percent loss of the Bushel value would result in an additional adverse effect of $93,726 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of December 31st 2011.

Sensitivity Analysis
Regarding the Position in Raw Material Derivative
Instruments (Corn- Wheat) As of December 31th, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

Foreign Exchange Financial Instruments

Based on our position as of December 31st 2011, an hypothetical appreciation of 10% of the Mexican peso against the United States dollar, would result in an additional unfavorable effect of $148,477 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of December 31st, 2011, which includes the effects on the exchange rate variables, time and volatility.

Sensitivity Analysis
Regarding the Position in Foreign Exchange Financial Instruments
As of December 31st, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The presented sensitivity analysis includes three collars for the commodities' price, consequently, risks related to a variation in the price of such commodities is partially offset among the futures and options agreements, which are contracted in the same notional amounts and expire in the same dates.

The fair market value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of grains, based on our position as of December 31st, 2011, an hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair market value of the instruments would result in an additional charge to income for $18,745, $46,863, and $93,726 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of December 31st, 2011, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $148,477, $371,192 and $742,384 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.